

January 8, 2015

<u>Via E-mail</u>
Rehan Saeed
Chief Executive Officer
Legacy Ventures International Inc.
2602 Innisfil Road
Mississauga, Ontario, L5M 4H9, Canada

> **Re: Legacy Ventures International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 16, 2014**
> **File No. 333-199040**

Dear Mr. Saeed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated December 9, 2014, and we reissue our comment in part. Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Financial Statements

2.   We note your inclusion of updated financial statements in response to our prior comment 1. We also note that the audited financial statements and related auditor opinion for the period ended June 30 have been removed from the filing. Please include this information within your amended filing.

Exhibit 5.1

3.   We note your response to comment 6 of our letter dated December 9, 2014, and reissue our comment in part. We note that the legal opinion states that this registration statement relates to an offering of common stock made pursuant to Regulation S. Please have counsel revise this sentence to clarify that the registration statement relates to the resale of the Company's stock that was previously sold pursuant to Regulation S.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585, or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Gupta Barros
Assistant Director

cc: Gregg E. Jaclin, Esq. (*via e-mail*)